

Financial Statements, Supplementary Information, and Reports of Independent Registered Public Accounting Firm

Cleary Gull Inc.

Year Ended December 31, 2017

[Available for Public Inspection]

Table of Contents



 Grant Thornton

Grant Thornton LLP
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Chicago, Il 60601

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www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Cleary Gull Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Cleary Gull Inc. (the Company) as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 28, 2018

CLEARY GULL INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

Assets

Current assets:		
Cash and cash equivalents	$	3,808,982
Receivables		138,870
Prepaids and other assets		115,027
Total current assets		4,062,879
Fixed assets, net		759,753
Other noncurrent assets		46,666
TOTAL ASSETS	$	4,869,298

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued expenses	$	554,049
Total current liabilities		554,049
Deferred rent incentive		509,915
Total liabilities		1,063,964
Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		900,000
Retained earnings		2,905,333
Total stockholder's equity		3,805,334
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,869,298

NOTE A – ORGANIZATION

Cleary Gull Inc. (the "Company"), a Delaware corporation, is a FINRA registered broker/dealer that provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and financial advisory services.

The Company is a wholly owned subsidiary of CGIB, Inc. ("CGIB").

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include those investments with original maturities of 90 days or less.

The Company maintains cash balances that at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables and Other Assets

The receivables balance on the Statement of Financial Condition is comprised of $80,000 for receivables from clients for 2017 investment banking services and $58,870 for a reconciling item for the 12/31/2017 bonus payroll which was received in January 2018.

The prepaids and other assets balance on the Statement of Financial Condition is comprised of $18,060 for the security deposit for the building lease and $96,967 of prepaid expenses for technology and research services.

The other non-current asset balance on the Statement of Financial Condition are notes receivables from employees related to signing bonuses which are amortized over a 24 month period.

An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2017, there was no allowance for uncollectible accounts.

Income Taxes

The Company has elected, for federal and state income tax purposes, to be treated as an S corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of, CGI's holding Company, CGIB. Accordingly, there is no state or federal tax provision reported by the Company.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. As of December 31, 2017, the open tax years are 2016 (commencement of operations) through 2017. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

The Company did not have any material amounts accrued for interest and penalties at December 31, 2017. The Company believes that it is not exposed to significant risk with regards to uncertain tax positions.

Fixed Assets

Furniture and fixtures, computer equipment, and software are stated at cost less accumulated depreciation computed on the straight-line basis over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are depreciated on the straight-line method over the term of the lease or the estimated useful lives of the assets, whichever is shorter.

Valuation of Long-lived Assets

The Company reviews the valuation of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Management has determined that no impairment of long-lived assets exists as of December 31, 2017.

NOTE C – OPERATING LEASE

The Company occupies office space through an operating lease and is committed through September 2027. Under the requirements of the lease, the Company was not required to pay rent for a period of 14 months and received $408,000 in tenant improvement allowance to use toward buildout of the office space. The $408,000 is included as leasehold improvements in the statement of financial condition and will be amortized over the life of the lease. Both the unamortized free rent and tenant improvement allowance received are shown as deferred rent incentive on the statement of financial condition and will be amortized over the life of the lease.

Estimated future minimum office and equipment lease payments are as follows:

2018	$	130,379
2019		133,638
2020		136,979
2021		140,404
2022		143,914
Thereafter		733,905
Total	$	1,419,219

NOTE D – COMMITMENTS AND CONTINGENCIES

Many aspects of the Company's business involve substantial risks of liability. The Company recognizes liabilities for contingencies that, when fully analyzed, indicate that it is probable that a liability has been incurred and that the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss. In the opinion of management, after consultation with counsel and given currently available information, the likelihood of an adverse contingency determination that would have a materially adverse effect on the Company's financial position or results. Management's assessment of contingencies is subject to change, which may result in a material effect on the results of operations in a future period.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, the "Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. As of December 31, 2017, the Company had regulatory net capital of $2,739,418 and net capital requirements of $70,968, and its ratio of aggregate indebtedness to net capital was 0.40 to 1.

NOTE F – RELATED-PARTY TRANSACTIONS

The Company has an agreement with CGIB, allowing either company to incur certain expenses on the behalf of the other; with the requirement that the companies reimburse the other for any of the afore mentioned expenses. At December 31, 2017, there was no balance due to or from CGIB.

NOTE G – FIXED ASSETS

Fixed assets consisted of the following at December 31:

		2017
Leasehold improvements	$	631,574
Office equipment, furniture, and fixtures		200,611
Computer equipment and software		261,314
Total		1,093,499
Accumulated depreciation		(333,746)
Net fixed assets	$	759,753

NOTE H – EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated its December 31, 2017, financial statements for subsequent events through DATE, the date the financial statements were available to be issued.

The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.